[redacted]

SECUR 02054652 MISSION

Washington, D.C. 20549

CM 12/20 FW 12/27/02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED DEC 1 8 2002

SEC FILE NUMBER
8- 25898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 AND ENDING September 30, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. R. MAYO & COMPANY, INC.

OFFICIAL USE ONLY
8658
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 CALIFORNIA STREET, SUITE 615
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD R. MAYO, PRESIDENT 415/392-8222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILSON, MARKLE, STUCKEY, HARDESTY & BOTT
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DS 12/27/02

OATH OR AFFIRMATION

I, DONALD R. MAYO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. R. MAYO & COMPANY, INC., as of September 30, 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARILYN RAIA
COMM. #1300241
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Apr. 9, 2005
PC01 PC01

Donald R Mayo 12/09/02
Signature

PRESIDENT
Title

Marilyn Raia 12/09/02
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. R. Mayo & Company, Inc.

Financial Statements

and

Supplemental Information

Years ended September 30, 2002 and 2001

with

Reports of the Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
D. R. Mayo & Company, Inc.

We have audited the accompanying statement of financial condition of D. R. Mayo & Company, Inc. as of September 30, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. R. Mayo & Company, Inc. as of September 30, 2002 and 2001, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming D. R. Mayo & Company, Inc. will continue as a going concern. As discussed in Note 10 to the financial statements, D. R. Mayo & Company, Inc. suffered recurring losses from operations and did not meet the minimum deposit requirement of its securities clearing broker, which raises substantial doubt about its ability to continue as a going concern. The plans of the management of D. R. Mayo & Company, Inc. regarding these matters is also discussed in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 6, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

D. R. Mayo & Company, Inc.
Statement of Financial Condition
September 30, 2002 and 2001

	2002	2001
Current assets		
Cash	$17,941	$25,020
Investment, at market	2,805	3,300
Commissions receivable	12,229	19,418
Due from employee	--	1,000
Prepaid expenses	--	91
Income taxes receivable	--	2,473
Total current assets	32,975	51,302
Property and equipment, at cost, net of accumulated depreciation of $40,830 (2001 - $39,041)	6,152	--
Deposits and other assets	4,233	8,035
Total assets	$43,360	$59,337
Current liabilities		
Accounts payable	$9,390	$26,442
Accrued employee expenses	12,116	9,684
Income taxes payable	800	800
Total current liabilities	22,306	36,926
Stockholder's equity		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	15,000	15,000
Additional paid-in-capital	342,594	331,666
Retained earnings (deficit)	(336,540)	(324,255)
Total stockholder's equity	21,054	22,411
Total liabilities and stockholder's equity	$43,360	$59,337

See accompanying notes.

D. R. Mayo & Company, Inc.
Statement of Operations
Years ended September 30, 2002 and 2001

	2002	2001
Revenue		
Commissions	$308,745	$549,503
Gain (loss) on investment	(495)	--
Miscellaneous	3,082	--
Interest	107	110
Total revenue	311,439	549,613
Expenses		
Commissions and salaries	106,615	179,800
Payroll taxes	8,830	14,611
Transaction clearing and quotes	103,381	133,915
Accounting and audit	5,000	5,243
Dues and subscriptions	787	508
Insurance	5,329	11,165
Legal and arbitration	(18,031)	418,947
Meals, travel and entertainment	9,297	9,158
Other outside services	5,253	6,370
Other taxes and fees	533	1,291
Regulatory fees and assessments	6,011	4,920
Rent	61,024	83,960
Supplies	4,303	5,741
Telephone	18,534	25,210
Depreciation	1,789	--
Interest	3,114	546
Miscellaneous	1,089	2,169
Total expenses	322,858	903,554
Income (loss) before income taxes	(11,419)	(353,941)
Income taxes	866	2,805
Net income (loss)	($12,285)	($356,746)

See accompanying notes.

D. R. Mayo & Company, Inc.
Statement of Changes in Stockholder's Equity
Years ended September 30, 2002 and 2001

	Common stock		Additional paid-in-capital	Retained earnings (deficit)	Stock-holder's equity
	Shares	Amount			
Balances as of September 30, 2000	1,000	$15,000	$18,200	$32,491	$65,691
Net capital contributions	--	--	313,466	--	313,466
Net income (loss)	--	--	--	(356,746)	(356,746)
Balances as of September 30, 2001	1,000	15,000	331,666	(324,255)	22,411
Net capital contributions	--	--	10,928	--	10,928
Net income (loss)	--	--	--	(12,285)	(12,285)
Balances as of September 30, 2002	1,000	$15,000	$342,594	($336,540)	$21,054

See accompanying notes.

D. R. Mayo & Company, Inc.

Statement of Cash Flows

Years ended September 30, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income (loss)	($12,285)	($356,746)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Loss (gain) on investment	495	--
Depreciation	1,789	--
Changes in current assets and liabilities		
Commissions receivable	7,189	13,775
Due from employee	1,000	(1,000)
Prepaid expenses	91	14,052
Accounts payable	(17,052)	(9,092)
Accrued employee expenses	2,432	(5,248)
Income taxes receivable and payable	2,473	(1,673)
Cash provided (used) by operating activities	(13,868)	(345,932)
Cash flows from investing activities		
Purchases of property and equipment	(7,941)	--
Change in deposits and other assets	3,802	1,496
Cash provided (used) by investing activities	(4,139)	1,496
Cash flows from financing activities		
Net capital contributions	10,928	313,466
Cash provided (used) by financing activities	10,928	313,466
Change in cash	(7,079)	(30,970)
Cash, beginning of year	25,020	55,990
Cash, end of year	$17,941	$25,020
Supplemental disclosure		
Cash paid for (refund received) income taxes	($1,607)	$4,478
Cash paid for interest	$3,114	$546

See accompanying notes.

D. R. Mayo & Company, Inc.
Notes to Financial Statements
September 30, 2002

Note 1 – Summary of significant accounting policies

Basis of presentation
D. R. Mayo & Company, Inc., (Company), incorporated and principally located in San Francisco, California since December 19, 1980, is registered with the National Association of Securities Dealers (NASD) as a broker-dealer in the sale of securities. The Company is exempt from Securities Exchange Commission Rule 15c3-3 because it does not handle securities or carry customer accounts. One securities clearing broker clears virtually all transactions executed on behalf of customers of the Company.

Cash
For purposes of the accompanying statement of cash flows, cash consists of cash on deposit with a commercial bank and a securities clearing broker.

Investment
The Company recorded its sole investment at the lower of cost or fair value through June 30, 2002 and at fair market value thereafter (Note 2).

Property and equipment
The Company capitalizes the cost of property and equipment, consisting of office and computer equipment, furniture and leasehold improvements, exceeding $2,000. The Company computes depreciation using the straight-line method based on the useful lives of office and computer equipment and furniture of five years and of leasehold improvements the shorter of the useful lives or the remaining terms of the related leases. Differences between financial statement and income tax depreciation are not material.

Security transactions and commissions
The Company records revenues and expenses related to security transactions based on the accounting method used by its securities clearing broker, which is on a settlement-date basis. Net commission revenue on unsettled transactions as of September 30, 2002 and 2001 is not material.

D. R. Mayo & Company, Inc.
Notes to Financial Statements
September 30, 2002

Note 1 – Summary of significant accounting policies (continued)

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States (US-GAAP). The preparation of financial statements in conformity with US-GAAP requires management to make estimates and assumptions that affect amounts reported in these financial statements, notes and supplemental information. Actual results could differ from those estimated.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature or bear interest at current market rates.

Reclassifications
The Company reclassified certain prior year amounts to conform to the current year presentation.

Note 2 – Investment

The investment consists of 300 shares of the common stock of The NASDAQ Stock Market, Inc. acquired on June 28, 2000 for $3,300. The shares began trading on July 1, 2002. Consequently, the Company began marking the investment to market.

D. R. Mayo & Company, Inc.
Notes to Financial Statements
September 30, 2002

Note 3 – Commissions receivable

As of September 30, 2002 and 2001, the Company had a commission receivable from one securities clearing broker for net commissions due the Company and earned during the months of September 2002 and 2001, respectively, and totaling $12,229 and $19,418, respectively. The Company received such net commissions during October 2002 and 2001, respectively, in time to include them as allowable assets in its net capital computation (Note 8) as of September 30, 2002 and 2001, respectively.

Note 4 – Capital contributions

The sole shareholder of the Company contributed cash and other assets to the Company, primarily to cover legal and arbitration expenses (Note 5) and maintain minimum net capital (Note 8), totaling as follows:

	2002	2001
Cash received by the Company	$10,928	$ 29,532
Cash paid directly to claimants	–	250,000
Shareholder note payable converted	–	28,834
Other	–	5,100
Net capital contributions	$10,928	$313,466

Note 5 – Legal and arbitration

During the year ended September 30, 2001, the Company, its sole shareholder and its securities clearing broker settled two customer claims arising from trading activity with one former broker-employee. One claimant settled on November 9, 2000 for $290,000, including $250,000 chargeable to the Company and $30,000 chargeable to its sole shareholder. The other claimant settled on May 31, 2001 for $125,000, including $50,000 chargeable to the Company and $75,000 (Note 9) chargeable to its sole shareholder. Related attorney fees during the years ended September 30, 2002 and 2001 totaled approximately $5,000 and $122,000, respectively.

Note 5 – Legal and arbitration (continued)

During September 2002, the sole shareholder paid the second settlement note of $75,000, interest thereon of $7,500 and legal fees of approximately $25,000. The Company accrued $23,000 of the legal fees as of September 30, 2001. The sole shareholder and the Company agreed, in light of their relative shares of the settlements, to allocate the accrued legal fees to the sole shareholder. Consequently, the Company reports legal fee "expense" totaling ($18,031) herein.

Note 6 – Taxes on income

Current income tax expense during the years ended September 30, 2002 and 2001 reconciles as follows:

	2002	2001
Federal expense (refund)	$ –	($2,473)
State expense (refund)	800	800
Prior year under (over) estimated	66	4,478
Total current income tax expense	$866	$2,805

During the years ended September 30, 2002 and 2001, statutory income tax rates did not match financial statement rates due to loss carry forwards, carry backs, minimum franchise taxes and estimation errors.

The Company incurred income tax losses totaling approximately $10,000 and $351,000 during the year ended September 30, 2002 and 2001, respectively. The Company carried back approximately $16,000 to 2000 and has available the balance, totaling approximately $345,000, to carry forward to future years. The loss carry forwards expire during the tax years ending September 30, 2021 through 2022 (September 30, 2006 through 2007 for California). The management of the Company believes it is more likely than not it will not benefit from the loss carry forward. Accordingly, the Company recorded a 100% valuation allowance against the deferred tax asset resulting from the loss carry forward.

Other deferred income tax assets and liabilities arising from timing difference between financial statement and income tax asset, liability, income and expense recognition are not material to the financial condition of the Company.

D. R. Mayo & Company, Inc.
Notes to Financial Statements
September 30, 2002

Note 7 – Commitments

The Company leases its office facilities under cancelable and noncancelable operating leases that expire on various dates through January 31, 2004. Total future minimum lease payments required under the noncancelable leases during the year ended September 30, 2003 and 2004 total $35,439 and $12,036, respectively.

Rent expense incurred by the Company for its office facilities, under cancelable and noncancelable operating leases and including certain building use charges and taxes, totaled $61,024 and $83,960, respectively.

The securities clearing broker of the Company requires the Company to maintain a minimum deposit of $25,000. As of September 30, 2002, the Company maintained a deposit totaling $9,738. Through an informal agreement with the securities clearing broker, they agreed to withhold $1,000 of net commission income each month and deposit it into the minimum deposit account of the Company until the minimum deposit reached at least $25,000.

Note 8 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of total aggregate indebtedness times 6⅔% and $5,000. As of September 30, 2002 and 2001, the net capital of the Company exceeded the minimum net capital requirement by $5,248 and $2,512, respectively.

In the opinion of management, the Company maintained the required minimum net capital during the years ended September 30, 2002 and 2001.

Note 9 – Contingencies

THE NASD completed a regulatory audit of the Company in July 2002, but has not yet issued its report. In the opinion of the management of the Company, the result of the audit will not have a material adverse effect on the financial condition of the Company.

Note 9 – Contingencies (continued)

In the normal course of its business, the Company is periodically named in suits and claims. In the opinion of the management of the Company, based upon discussions with its legal counsel, the resolution of suits and claims (except as disclosed in Note 5) will not have a material adverse effect on the financial condition of the Company.

Note 10 – Going concern

As discussed in Note 7, the Company is unable to meet the minimum deposit requirement of its securities clearing broker. The securities clearing broker allows the Company to continue to operate while withholding commission revenue to replenish the minimum deposit account and it has not accelerated collection of the deficit, totaling $15,262 as of September 30, 2002.

The Company suffered significant operating losses over the past two years, due chiefly to unfavorable claim settlements (Note 5), the decline in the stock market and the current economic recession.

The Company has taken steps to increase cash flow by reducing expenses (by reducing branch offices, consolidating the main office, reducing personnel and eliminating excess quote and transaction equipment) and with capital contributions from its sole shareholder (Note 4). In addition, the Company may plan to increase cash flow by increasing income (by adding productive representatives and expanding beyond trading stocks, bonds and mutual funds), further reducing expenses (by negotiating better deals with existing and new vendors) and obtaining additional capital contributions from its sole shareholder.

The ability of the Company to continue as a going concern may depend upon its ability to succeed with its plans.

Supplemental Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Supplemental Information

Board of Directors
D. R. Mayo & Company, Inc.

We have audited the financial statements of D. R. Mayo & Company, Inc. for the years ended September 30, 2002 and 2001, and have issued our report thereon dated November 6, 2002. Our audits were made primarily for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 6, 2002

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

D. R. Mayo & Company, Inc.

Statement of Changes in Liabilities Subordinated to Claims of the General Creditors

Year ended September 30, 2002

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

D. R. Mayo & Company, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
September 30, 2002

Net Capital

Total stockholder's equity	$21,054
Adjustments for non-allowable assets	
Property and equipment, net	6,152
Deposits and other assets	4,233
Securities haircut	421
Total adjustments	10,806
Net capital	$10,248

Total Aggregate Indebtedness

Total liabilities	$22,306
Total aggregate indebtedness	$22,306

Computation of Basic Net Capital Requirement

Total aggregate indebtedness times 6⅔%	$1,487
Minimum net capital requirement for reporting broker	$5,000
Basic net capital requirement (greater of $1,487 and $5,000)	$5,000
Excess net capital	$5,248
Excess net capital at 1,000%	
Net capital less 10% of total aggregate indebtedness	$8,017
Ratio of total aggregate indebtedness to net capital	2.1766

D. R. Mayo & Company, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
September 30, 2002

Reconciliation with the Computation of the Company included in Part IIA of Form X-17A-5 as of September 30, 2002

Net capital reported in the unaudited Part IIA FOCUS report of the Company	$18,054
Net audit adjustments	7,806
Net capital, as reported herein	$10,248
Total aggregate indebtedness reported in the unaudited Part IIA FOCUS report of the Company	$12,116
Net audit adjustments	10,190
Total aggregate indebtedness, as reported herein	$22,306

D. R. Mayo & Company, Inc.
Computation for the Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2002

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

D. R. Mayo & Company, Inc.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2002

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
D. R. Mayo & Company, Inc.

We have audited the financial statements of D. R. Mayo and Company, Inc. for the years ended September 30, 2002 and 2001, and have issued our report thereon dated November 6, 2002. As part of our audits, we made a study and evaluation of the system of internal accounting control of the Company to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of net capital and total aggregate indebtedness under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the Commission. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of D. R. Mayo and Company, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of September 30, 2002 and 2001, to meet the objectives of the Commission.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
November 6, 2002